February 19, 2019

Steven E. Voskuil
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Suite 100 South
Alpharetta GA 30004

       Re: Avanos Medical, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-36440

Dear Mr. Voskuil:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery